The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 MAR -1 AM 8:23

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

12th February, 2002.

Attn: Filing Desk - Stop 1-4

02015555

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 5th February 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 12th February 2002, confirming that Merrill Lynch Investment Managers Ltd has notified the Company that its interest in EMI Group plc Ordinary Shares of 14p each is 79,864,622 shares, being 10.13% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Enc.

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

12th February, 2002.

AVS Security No: 881252

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Merrill Lynch Investment Managers Ltd, in a letter dated 11th February 2002 and received on 12th February 2002, that its interest in EMI Group plc Ordinary Shares of 14p each, as at 8th February 2002, was 79,864,622 shares, being 10.13% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Nutraco Nominees Ltd	44,082,053
Possfund Nominees Ltd	1,600,000
Britel Nominees Ltd	2,101,000
Treasury of the Government of the Isle of Man A/C 5	265,448
Treasury of the Government of the Isle of Man A/C 10	116,090
Stamford Nominees Ltd	23,000
Merrill Lynch Pension Nominees Ltd A/C NONCERT	2,899,477
Stamford Nominees Ltd A/C Charty	32,400
Chase Nominees Ltd	7,430,126
MSS Nominees Ltd	84,000
Nortrust Nominees Ltd	1,040,345
29 Gracechurch Street Nominees Ltd	306,557
Junction Nominees Ltd	7,956,686
Royal Bank of Scotland Nominees Ltd	36,327
Bank of New York Nominees Ltd	718,732
Other Name(s)	11,172,381

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary